Exhibit 99.1

Hesai Group Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

Quarterly net revenues were RMB719.8 million (US$98.6 million)1

Quarterly lidar shipments were 222,054 units

Full Year 2024 net revenues were RMB2,077.2 million (US$284.6 million)

Full Year 2024 lidar shipments were 501,889 units

SHANGHAI, China, March 10, 2025 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months and full year ended December 31, 2024.

Management Remarks

“In 2024, Hesai achieved a milestone year with record-breaking lidar shipments, more than doubling annually for four consecutive years, and achieving the industry's highest revenues. We also made history as the world's first lidar company to achieve full-year non-GAAP net profits2, all while further strengthening our unmatched financial leadership with solid positive operating and net cash flows3,” said Yifan “David” Li, Hesai’s Co-Founder and CEO. “The lidar industry is undergoing an unprecedented transformation. Our ADAS lidars offer unbeatable value—making cars safer, smarter, and more desirable. Lidar is no longer optional; it has become as essential as the ‘seat belt’ for intelligent driving. We are beyond excited to be awarded a new groundbreaking, exclusive design win with a top European OEM.This multi-year program will last into the next decade across both ICE and EV platforms, marking it the largest global program for the automotive lidar industry. Domestic OEMs are also driving a lidar revolution, accelerating the adoption of intelligent driving for the mass market. At the forefront of this shift is our category-defining ATX lidar, which delivers unrivaled cost performance. We’re proud of the significant strides we’ve made, strengthening our partnership with BYD across 10+ models, securing exclusive design wins with Great Wall Motor and Changan, and forming new alliances with Chery and VOYAH. On top of that, we’re riding the wave of the booming, high-margin Robotics market with our JT, QT, XT, and Pandar series lidars, driving consumer robots, robotaxis, industrial automation, and countless other Robotics applications—a truly exciting and promising opportunity ahead! As we continue to push boundaries, we anticipate explosive growth, revolutionizing mobility while creating new opportunities for efficiency and sustainability.”

Mr. Andrew Fan, Hesai's CFO, added, “Our record-breaking 2024 results showcase Hesai’s strength and ability to seize emerging opportunities in ADAS and Robotics. With net revenues exceeding RMB2 billion—the highest in the industry—our success was driven by the shipment of over 500,000 lidar units. We reached a groundbreaking milestone of 100,000 units shipped in December 2024 alone, with more than 20,000 of those units delivered for Robotics, underscoring the sector’s massive growth potential. Most importantly, in 2024, we became the world's first lidar company to achieve full-year non-GAAP net profits of RMB14 million, marking a significant leap from our non-GAAP net loss of RMB241 million in 2023. At the same time, we further cemented our industry-leading financial strength with full-year positive operating cash flows of RMB63 million and net cash flows of RMB1.3 billion—making us the only company of our kind in the industry.

Mr. Andrew Fan continued, “Building on our momentum, we're set for an exceptional 2025! We’re forecasting net revenues of RMB3.0 to 3.5 billion, with GAAP profitability expected to reach RMB200 to 350 million and non-GAAP profitability soaring to RMB350 to 500 million—an astounding 25 to 35 times our 2024 non-GAAP profits! This explosive growth not only sets the stage for unstoppable momentum, but also reinforces our path to long-term industry leadership!”

1 All translations from RMB to USD for the fourth quarter of 2024 were made at the exchange rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board.

2 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

3 The Company defines net cash flows as the net changes in cash and cash equivalents.

•	Business Updates:

o	Global:

▪	Awarded a new groundbreaking, exclusive design win with a top European OEM.This multi-year program will last into the next decade across both ICE and EV platforms, marking it the largest global program for the automotive lidar industry.

o	Domestic:

▪	The ATX long-range lidar delivers unbeatable cost-performance, equipping vehicle models as low as in the RMB100,000 range and providing OEMs a budget-friendly lidar solution that drives widespread adoption. Mass production has begun in Q1 2025, with design wins secured from 11 OEMs, including:

•	BYD (the world’s largest EV maker)
•	Chery (a Top 3 Chinese automaker)
•	Great Wall Motor & Changan (both Top 10 Chinese automakers)
•	VOYAH (from a major automotive group)

o	Hesai has secured ADAS design wins with 22 OEMs globally across 120 vehicle models.

o	Driven by strong demand, Hesai is launching new production lines in Q1 2025 which will begin production in Q3 2025. By the end of 2025, Hesai’s annualized production capacity is expected to reach 2 million units.

•	Product Updates:

o	Launched the JT series mini 3D mechanical lidar for Robotics at CES 2025 in Las Vegas.

•	The JT series offers high-resolution 3D imaging and a 0-meter minimum detection distance, featuring the world’s widest hyper-hemispherical 360° horizontal field of view (FOV) for robotics.

•	Compact, lightweight, and versatile, the JT series is ideal for applications such as humanoid robots, delivery robots, cleaning robots, AGVs, port and yard automation, stationary applications, and many other possibilities the Company is exploring.

•	Mass production began in December 2024, with over 20,000 units shipped in the first month. The JT series is forecasted to deliver a six-digit order in 2025 for MOVA robotic lawn mowers from a leading smart home robotics company. Additionally, it has also secured orders from Agtonomy, the autonomous agricultural vehicle solution partner to the world’s largest manufacturer of compact construction equipment.

Operational Highlights

	Three months ended December 31, 2024	Full Year 2024
ADAS lidar shipments	193,238	456,386
Robotics lidar[4] shipments	28,816	45,503
Total lidar shipments	222,054	501,889

•	Q4 2024 ADAS lidar shipments were 193,238 units, representing an increase of 140.3% from 80,428 units in the corresponding period of 2023.

4 The Company redefined its Robotics business to include (i) Autonomous Mobility, which refers to autonomous vehicle fleets providing passenger and freight mobility services, and (ii) robotics and other non-automotive applications, such as automated guided vehicles/autonomous mobile robots, delivery robots, agricultural vehicles, wide industrial applications such as port and yard automation, and stationary applications. This redefinition underscores the Company's commitment to expanding its lidar applications within the broader robotics industry. This change does not impact how the Company recognizes product revenues or shipments from the prior business categorizations.

•	Q4 2024 Total lidar shipments were 222,054 units, representing an increase of 153.1% from 87,736 units in the corresponding period of 2023.

•	ADAS lidar shipments in the full year of 2024 were 456,386 units, representing an increase of 134.2% from 194,910 units in 2023.

•	Total lidar shipments in the full year of 2024 were 501,889 units, representing an increase of 126.0% from 222,116 units in 2023.

Financial Highlights for the Fourth Quarter of 2024

(in RMB millions, except for per ordinary share data and percentage)

	Q4 2024	Q4 2023	% Change
Net revenues	719.8	561.2	28.3%
Gross margin	39.0%	41.2%	/
Income/(loss) from operations	106.6	(162.8)	/
Non-GAAP[3] income/(loss) from operations	130.0	(122.3)	/
Net income/(loss)	147.0	(140.9)	/
Non-GAAP net income/(loss)	170.4	(100.3)	/
Net income/(loss) per ordinary share	1.13	(1.11)	/
Diluted net income/(loss) per ordinary share	1.08	(1.11)	/
Non-GAAP net income/(loss) per ordinary share	1.31	(0.79)	/
Diluted non-GAAP net income/(loss) per ordinary share	1.26	(0.79)	/

•	Net revenues were RMB719.8 million (US$98.6 million) for the fourth quarter of 2024, representing an increase of 28.3% from RMB561.2 million for the same period of 2023. Product revenues were RMB701.6 million (US$96.1 million) for the fourth quarter of 2024, representing an increase of 32.3% from RMB530.5 million for the same period of 2023. The year-over-year increase was mainly attributable to increased revenues from sales of ADAS lidar products due to robust demand in China, partially offset by decreased revenues from shipments to autonomous driving customers. Service revenues were RMB18.2 million (US$2.5 million) for the fourth quarter of 2024, representing a decrease of 40.7% from RMB30.7 million for the same period of 2023. The year-over-year decrease was driven by a decline in revenue from non-recurring engineering services.

•	Cost of revenues was RMB438.7 million (US$60.1 million) for the fourth quarter of 2024, representing an increase of 33.1% from RMB329.7 million for the same period of 2023.

•	Gross margin was 39.0% for the fourth quarter of 2024, compared with 41.2% for the same period of 2023. The slight year-over-year decrease was due to less high-margin non-recurring engineering services performed in this quarter.

•	Sales and marketing expenses were RMB49.1 million (US$6.7 million) for the fourth quarter of 2024, representing a decrease of 1.1% from RMB49.7 million for the same period of 2023.

•	General and administrative expenses were RMB105.5 million (US$14.5 million) for the fourth quarter of 2024, representing a decrease of 20.9% from RMB133.4 million for the same period of 2023. The decrease was mainly driven by the decrease in credit loss of RMB25.5 million (US$3.5 million).

3 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

•	Research and development expenses were RMB242.4 million (US$33.2 million) for the fourth quarter of 2024, representing an increase of 6.1% from RMB228.5 million for the same period of 2023. The year-over-year increase was mainly due to increased payroll expenses of RMB11.4 million (US$1.6 million) attributable to increased headcount for research and development, and increased depreciation expenses amounting to RMB9.0 million (US$1.2 million) due to increased capital expenditure on research and development activities.

•	Income from operations was RMB106.6 million (US$14.6 million) for the fourth quarter of 2024, compared with loss from operations of RMB162.8 million for the same period of 2023. The year-over-year increase in income from operations is mainly due to increased revenues and margin driven by higher LiDAR shipment volume and increase in other operating income.Excluding share-based compensation expenses, non-GAAP income from operations was RMB130.0 million (US$17.8 million) for the fourth quarter of 2024, compared with non-GAAP loss from operations of RMB122.3 million for the same period of 2023.

•	Net income was RMB147.0 million (US$20.1 million) for the fourth quarter of 2024, compared with net loss of RMB140.9 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP net income was RMB170.4 million (US$23.3 million) for the fourth quarter of 2024, compared with non-GAAP net loss of RMB100.3 million for the same period of 2023.

•	Net income attributable to ordinary shareholders of the Company was RMB147.0 million (US$20.1 million) for the fourth quarter of 2024, compared with net loss attributable to ordinary shareholders of the Company of RMB140.9 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB170.4 million (US$23.3 million) for the fourth quarter of 2024, compared with non-GAAP net loss attributable to ordinary shareholders of the Company of RMB100.3 million for the same period of 2023.

•	Basic and diluted net income per ordinary share were RMB1.13 (US$0.15) and RMB1.08 (US$0.15), respectively, for the fourth quarter of 2024. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB1.31 (US$0.18) and RMB1.26 (US$0.17), respectively, for the fourth quarter of 2024.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB3,204.8 million (US$439.1 million) as of December 31, 2024, compared with RMB2,530.7 million as of September 30, 2024.

Financial Highlights for the Full Year of 2024

(in RMB millions, except for per ordinary share data and percentage)

	FY2024	FY2023	% Change
Net revenues	2,077.2	1,877.0	10.7%
Gross margin	42.6%	35.2%	/
Loss from operations	(204.9)	(571.6)	-64.2%
Non-GAAP[3] loss from operations	(88.8)	(337.0)	-73.6%
Net loss	(102.4)	(476.0)	-78.5%
Non-GAAP net income/(loss)	13.7	(241.3)	/
Net loss per ordinary share	(0.79)	(3.81)	-79.3%
Diluted net loss per ordinary share	(0.79)	(3.81)	-79.3%
Non-GAAP net income/(loss) per ordinary share	0.11	(1.93)	/
Diluted non-GAAP net income/(loss) per ordinary share	0.10	(1.93)	/

3 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

•	Net revenues were RMB2,077.2 million (US$284.6 million) for the full year of 2024, representing an increase of 10.7% from the prior year. Product revenues were RMB1,966.3 million (US$269.4 million) for the full year of 2024, representing an increase of 11.3% from RMB1,767.2 from the prior year. The year-over-year increase was mainly attributable to increased demand and shipments for both ADAS and Robotics lidar products. Service revenues were RMB110.8 million (US$15.2 million) for the full year of 2024, representing an increase of 0.9% from RMB109.8 million for the prior year.

•	Cost of revenues was RMB1,192.6 million (US$163.4 million) for the full year of 2024, representing a decrease of 1.9% from RMB1,215.6 million for the prior year. The year-over-year decrease was due to a decrease in unit cost, partially offset by increased shipments of lidar products.

•	Gross margin was 42.6% for the full year of 2024, compared with 35.2% for the prior year. The increase in gross margin was mainly attributable to effective cost and scale optimization on both Robotics lidars and ADAS lidars.

•	Sales and marketing expenses were RMB193.0 million (US$26.4 million) for the full year of 2024, representing an increase of 29.7% from RMB148.8 million for the prior year.The year-over-year increase was mainly due to increased payroll and share-based compensation expenses of RMB21.0 million (US$2.9 million) attributable to an expanded sales and marketing team, as well as an increase in marketing expenses of RMB9.5 million (US$1.3 million) attributable to increased investment in branding and marketing activities.

•	General and administrative expenses were RMB316.9 million (US$43.4 million) for the full year of 2024, representing a decrease of 1.0% from RMB320.1 million for the prior year. The year-over-year decrease was mainly due to a decrease in payroll and share-based compensation expenses of RMB27.7 million (US$3.8 million), partially offset by an increase in professional service expenses of RMB19.9 million (US$2.7 million).

•	Research and development expenses were RMB855.6 million (US$117.2 million) for the full year of 2024, representing an increase of 8.2% from RMB790.5 million for the prior year. The year-over-year increase was mainly due to increased depreciation and amortization expenses of RMB46.0 million (US$6.3 million), attributable to the launch of operations at the new research and development and intelligent manufacturing center (Maxwell Center) in the year.

•	Loss from operations was RMB204.9 million (US$28.1 million) for the full year of 2024, representing a decrease of 64.2% from RMB571.6 million for the prior year. Excluding share-based compensation expenses, non-GAAP loss from operations was RMB88.8 million (US$12.2 million) for the full year of 2024, compared with RMB337.0 million for the prior year.

•	Net loss was RMB102.4 million (US$14.0 million) for the full year of 2024, compared with RMB476.0 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income was RMB13.7 million (US$1.9 million) in the full year of 2024, compared with non-GAAP net loss of RMB241.3 million for the prior year.

•	Net loss attributable to ordinary shareholders of the Company was RMB102.4 million (US$14.0 million) for the full year of 2024, compared with RMB476.0 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB13.7 million (US$1.9 million) for the full year of 2024, compared with non-GAAP net loss attributable to ordinary shareholders of the Company of RMB241.3 million for the prior year.

•	Basic and diluted net loss per ordinary share were both RMB0.79 (US$0.11) for the full year of 2024. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.11 (US$0.01) and RMB0.10 (US$0.01), respectively, for the full year of 2024.

Business Outlook

For the full year of 2025, the Company expects net revenues to be between RMB3.0 billion (US$411 million) and RMB3.5 billion (US$480 million), representing a year-over-year increase of approximately 44% to 69%.

For the first quarter of 2025, the Company expects net revenues to be between RMB520 million (US$71 million) and RMB540 million (US$74 million), representing a year-over-year increase of approximately 45% to 50%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on March 10, 2025 (9:00 AM Beijing/Hong Kong Time on March 11, 2025).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Fourth Quarter and Full Year 2024 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10044901-hn3agd.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until March 18, 2025, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10044901

About Hesai

Hesai Technology (Nasdaq: HSAI) is a global leader in lidar solutions. The company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles ("ADAS"), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs ("Robotics"). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: income/loss from operation excluding share-based compensation expenses, net profit/loss excluding share-based compensation expenses, net profit/loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income/loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Yuanting “YT” Shi, Head of Capital Markets

Email: ir@hesaitech.com

Christensen Advisory
Tel: +86-10-5900-1548
Email: hesai@christensencomms.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,554,583	2,838,966	388,937
Restricted cash	3,541	3,594	492
Short-term investments	1,586,005	362,195	49,621
Notes receivables	-	22,341	3,061
Accounts receivable, net	524,818	765,027	104,808
Contract assets	19,688	9,909	1,358
Amounts due from related parties	5,015	5,039	690
Inventories	495,877	482,137	66,052
Prepayments and other current assets, net	208,082	193,448	26,502
Total current assets	4,397,609	4,682,656	641,521
Non-current assets:
Property and equipment, net	871,611	944,218	129,357
Long-term investments	31,811	31,798	4,356
Intangible assets, net	78,730	76,554	10,488
Land-use rights, net	40,743	39,879	5,463
Operating lease right-of-use assets	151,871	114,260	15,654
Other non-current assets	90,168	100,246	13,734
Total non-current assets	1,264,934	1,306,955	179,052
TOTAL ASSETS	5,662,543	5,989,611	820,573
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	111,682	345,253	47,299
Note payable	7,255	10,096	1,383
Accounts payable	269,439	345,011	47,266
Contract liabilities	79,925	32,994	4,520
Amounts due to related parties	340,051	335,253	45,929
Accrued warranty liability	28,425	43,607	5,974
Accrued expenses and other current liabilities	498,324	516,726	70,791
Total current liabilities	1,335,101	1,628,940	223,162
Non-current liabilities
Long-term borrowings	285,898	269,438	36,913
Lease liabilities	119,413	98,370	13,477
Other non-current liabilities	59,813	61,132	8,375
Total non-current liabilities	465,124	428,940	58,765
TOTAL LIABILITIES	1,800,225	2,057,880	281,927

Shareholders’ equity
Class A Ordinary shares	19	19	2
Class B Ordinary shares	67	70	10
Additional paid-in capital	7,423,862	7,577,113	1,038,060
Subscription receivables	(292,721)	(292,721)	(40,103)
Accumulated other comprehensive income	38,440	56,975	7,807
Accumulated deficit	(3,307,349)	(3,409,725)	(467,130)
TOTAL SHAREHOLDERS’ EQUITY	3,862,318	3,931,731	538,646
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,662,543	5,989,611	820,573

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended December 31,
	2023	2024
	RMB	RMB	US$
Net revenues	561,184	719,758	98,606
Cost of revenues	(329,717)	(438,725)	(60,105)
Gross profit	231,467	281,033	38,501
Operating expenses:
Sales and marketing expenses	(49,661)	(49,105)	(6,727)
General and administrative expenses	(133,409)	(105,477)	(14,450)
Research and development expenses	(228,476)	(242,382)	(33,206)
Other operating income, net	17,245	222,481	30,480
Total operating expenses	(394,301)	(174,483)	(23,903)
Income/(loss) from operations	(162,834)	106,550	14,598
Interest income	30,789	22,495	3,082
Interest expense	(833)	(3,650)	(500)
Foreign exchange (loss) gain, net	(7,289)	23,234	3,183
Other loss, net	-	(1,070)	(147)
Net income/(loss) before income tax and share of loss in equity method investments	(140,167)	147,559	20,216
Income tax expense	(733)	(583)	(80)
Share of loss in equity method investment	(11)	(12)	(2)
Net income/(loss)	(140,911)	146,964	20,134
Net income/(loss) attributable to ordinary shareholders of the Company	(140,911)	146,964	20,134
Net income/(loss) per share:
Basic	(1.11)	1.13	0.15
Diluted	(1.11)	1.08	0.15
Weighted average ordinary shares used in calculating net loss per share:
Basic	126,492,417	130,414,178	130,414,178
Diluted	126,492,417	135,612,037	135,612,037
Net income/(loss)	(140,911)	146,964	20,134
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	(11,216)	21,404	2,932
Comprehensive income/(loss), net of tax of nil	(152,127)	168,368	23,066

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)-continued

(All amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2023	2024
	RMB	RMB	US$
Net revenues	1,876,989	2,077,157	284,569
Cost of revenues	(1,215,611)	(1,192,572)	(163,382)
Gross profit	661,378	884,585	121,187
Operating expenses:
Sales and marketing expenses	(148,798)	(193,032)	(26,445)
General and administrative expenses	(320,144)	(316,913)	(43,417)
Research and development expenses	(790,547)	(855,641)	(117,222)
Other operating income, net	26,520	276,093	37,825
Total operating expenses	(1,232,969)	(1,089,493)	(149,259)
Loss from operations	(571,591)	(204,908)	(28,072)
Interest income	99,813	104,401	14,303
Interest expense	(3,069)	(12,827)	(1,757)
Foreign exchange gain/(loss), net	(452)	14,577	1,997
Other income/(loss), net	34	(2,476)	(339)
Net loss before income tax and share of loss in equity method investments	(475,265)	(101,233)	(13,868)
Income tax expense	(658)	(1,130)	(155)
Share of loss in equity method investment	(45)	(13)	(2)
Net loss	(475,968)	(102,376)	(14,025)
Net loss attributable to ordinary shareholders of the Company	(475,968)	(102,376)	(14,025)
Net loss per share:
Basic	(3.81)	(0.79)	(0.11)
Diluted	(3.81)	(0.79)	(0.11)
Weighted average ordinary shares used in calculating net loss per share:
Basic	124,783,013	129,188,125	129,188,125
Diluted	124,783,013	129,188,125	129,188,125
Net loss	(475,968)	(102,376)	(14,025)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	42,048	18,535	2,539
Comprehensive loss, net of tax of nil	(433,920)	(83,841)	(11,486)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended December 31,
	2023	2024
	RMB	RMB	US$
(Loss) Income from operations	(162,834)	106,550	14,597
Add: Share-based compensation expenses, net of tax	40,567	23,406	3,207
Non-GAAP income/(loss) from operations	(122,267)	129,956	17,804

Net income/(loss)	(140,911)	146,964	20,134
Add: Share-based compensation expenses, net of tax	40,567	23,406	3,207
Non-GAAP net income/(loss)	(100,344)	170,370	23,341

Net (loss) income attributable to ordinary shareholders of the Company	(140,911)	146,964	20,134
Add: Share-based compensation expenses, net of tax	40,567	23,406	3,207
Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company	(100,344)	170,370	23,341

Weighted average shares used in calculating net earnings/loss per share
Basic	126,492,417	130,414,178	130,414,178
Diluted	126,492,417	135,612,037	135,612,037

Non-GAAP net earnings/loss per share attributable to ordinary shareholders of the Company
Basic	(0.79)	1.31	0.18
Diluted	(0.79)	1.26	0.17

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS-continued

(All amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2023	2024
	RMB	RMB	US$
Loss from operations	(571,591)	(204,907)	(28,072)
Add: Share-based compensation expenses, net of tax	234,624	116,064	15,901
Non-GAAP loss from operations	(336,967)	(88,843)	(12,171)

Net loss	(475,968)	(102,376)	(14,025)
Add: Share-based compensation expenses, net of tax	234,624	116,064	15,901
Non-GAAP net income/(loss)	(241,344)	13,688	1,876

Net loss attributable to ordinary shareholders of the Company	(475,968)	(102,376)	(14,025)
Add: Share-based compensation expenses, net of tax	234,624	116,064	15,901
Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company	(241,344)	13,688	1,876

Weighted average shares used in calculating net earnings/loss per share
Basic	124,783,013	129,188,125	129,188,125
Diluted	124,783,013	131,897,473	131,897,473

Non-GAAP net earnings/loss per share attributable to ordinary shareholders of the Company
Basic	(1.93)	0.11	0.01
Diluted	(1.93)	0.10	0.01